# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BYLINE BANCORP, INC, CIK 0001702750
CUSIP: 124411109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 NORTH LASALLE STREET, SUITE 300, CHICAGO, Illinois (IL), 60601
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-013012
Filed by CIK 0001710094

## Reporting persons
- MBG INVESTORS I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); shared voting power 11,535,145; shared dispositive power 11,535,145; aggregate amount beneficially owned 11,535,145 (25.5% of the class)
- ANTONIO DEL VALLE PEROCHENA: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 40,808; shared voting power 11,535,145; sole dispositive power 40,808; shared dispositive power 11,535,145; aggregate amount beneficially owned 11,575,953 (25.6% of the class)

## Item 1. Issuer
Name of issuer: BYLINE BANCORP, INC
Address of issuer's principal executive offices: 180 NORTH LASALLE STREET, SUITE 300, CHICAGO, IL, 60601.

## Item 2. Person Filing
Name of person filing: MBG Investors I, L.P., a Canadian limited partnership ("MBG") and Antonio del Valle Perochena, a Mexican citizen (together with MBG, the "Reporting Persons").
Address of principal business office or, if none, residence: 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada.
Citizenship:
The place of organization of MBG is Toronto, Ontario, Canada.

The citizenship of Antonio del Valle Perochena is Mexican.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 on each cover page above.
Percent of class: See row 11 on each cover page above.
Sole power to vote or to direct the vote: See row 5 on each cover page above.
Shared power to vote or to direct the vote: See row 6 on each of cover page above.
Sole power to dispose or to direct the disposition: See row 7 on each cover page above.
Shared power to dispose or to direct the disposition:
See row 8 on each cover page above.

This Schedule 13G/A is being filed to reflect the reduction in MBG's beneficial ownership as a result of the sale to and repurchase by the Issuer of 300,000 shares of Common Stock (the "Shares") pursuant to a Stock Repurchase Agreement (the "Stock Repurchase Agreement") dated as of August 7, 2026 between MBG and the Issuer. Under the Stock Repurchase Agreement, the Issuer agreed to purchase the Shares at a price of $39.10 per Share, which price was determined based on the five (5) day average closing price for the Common Stock on the NYSE for the period from July 27, 2026 through July 31, 2026, for an aggregate purchase price of $11.73 million.

Percent of class calculations are based on 45,186,420 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2026.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A
Joint Filing Agreement

## Signatures
- MBG INVESTORS I, LP: /s/ Antonio del Valle Perochena, Antonio del Valle Perochena/General Partner (08/14/2026)
- ANTONIO DEL VALLE PEROCHENA: /s/ Antonio del Valle Perochena, Antonio del Valle Perochena (08/14/2026)